unaxis

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50



Date June 6, 2005
Contact Martina C. Schuler

Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i.A. Martina C. Schuler
Nicolas Weidmann
Corporate Communications

Enclosure

- **Thomas P. Limberger to become Chief Executive Officer (CEO) of Unaxis**
- **Agenda items finalized for the extraordinary general meeting of Unaxis – Unaxis' Board of Directors to step down following EGM**

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
88008 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

unaxis

Rule 12g3-2(b) File No. 82-5190

Media release

Thomas P. Limberger to become Chief Executive Officer (CEO) of Unaxis

Pfäffikon SZ, June 6, 2005 – At the request of Victory Industriebeteiligung AG, Thomas P. Limberger (37) will assume management responsibilities as CEO and delegate of the Board of Directors of Unaxis Corporation starting August 1, 2005. He has been a member of the Unaxis Board of Directors since 2004. It is anticipated that he will be appointed by the Board of Directors following the extraordinary Shareholders' Meeting on June 28, 2005. Thomas P. Limberger is succeeding Dr. h.c. Harald Eggers, who, as a member of the Board, has acted as interim Chief Executive Officer of Unaxis since January 1, 2005.

Thomas P. Limberger has been the Chief Executive Officer of General Electric Germany, Austria, and Switzerland since 2002 and has played a key role in the favorable development of that company. Under his leadership, technology enterprise General Electric has successfully repositioned itself in the German-speaking region of Europe and increased its revenues in those countries to a total of USD 8.8 billion. Here, the focus was also to expand General Electric's technological and innovative capabilities in the region, a goal that was accomplished among other things by establishing the company's European research center in Garching, a suburb of Munich.

In the person of Thomas P. Limberger, a proven expert in the technology sector and realm of innovation is taking over responsibility at Unaxis. Prior to joining General Electric, he spent six years in various management positions at Fresenius AG and Fresenius Medical Care AG. Thomas Limberger is a German citizen. He holds a Bachelor of Commerce degree as well as a Master of Business Administration (MBA) in Finance & Strategic Management.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Media Release

Agenda items finalized for the extraordinary general meeting of Unaxis – Unaxis' Board of Directors to step down following EGM

Pfäffikon SZ, June 6, 2005 – With regard to the extraordinary general meeting of Unaxis shareholders to be held on June 28, 2005, at the request of Victory Industriebeteiligung AG, Unaxis' Board of Directors has placed the following items on the agenda:

1. Election of new members to the Board of Directors
2. Renunciation of the reduction of share capital by repayment of nominal value of shares
3. Re-introduction of opting out

The complete wording of the invitation to the extraordinary meeting of shareholders, including the agenda items and proposals of the Board of Directors, will be published on Unaxis' website www.unaxis.com on June 7, 2005.

Moreover, due to the new shareholder structure, all current members of the Board of Directors have decided to resign from office as per the end of the extraordinary general meeting.

The extraordinary general meeting of Unaxis Holding Inc. shareholders will be held on June 28, 2005, starting at 2:30 p.m. in the Lucerne Culture and Conference Center (KKL). Decisive in the entitlement to vote is the status of the share register as it stands tomorrow, Tuesday, June 7, 2005.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com